EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Three Months Ended March 29

	2003	2002

Income from continuing operations	$277	$1,187
Discontinued operations	281	169
Net income	$558	$1,356

Basic earnings per share weighted average shares	7,832	8,109
Net effect of dilutive stock options	91	236
Diluted earnings per share weighted average shares	7,923	8,345

Basic earnings per share:
Continuing operations	$0.03	$0.15
Discontinued operations	0.04	0.02
Net income	$0.07	$0.17

Diluted earnings per share:
Continuing operations	$0.03	$0.14
Discontinued operations	0.04	0.02
Net income	$0.07	$0.16